						EXHIBIT 12.1
The Dow Chemical Company and Subsidiaries

Computation of Ratio of Earnings to Fixed Charges and Combined Fixed Charges and Preferred Stock Dividend Requirements

	Three Months Ended March 31		For the Year Ended December 31
In millions, except ratio (Unaudited)	2010	2009	2009	2008	2007	2006	2005
Income (Loss) from Continuing Operations Before Income Taxes	$655	$(1)	$469	$1,277	$4,192	$4,938	$6,363
Add (deduct):
Equity in earnings of nonconsolidated affiliates	(304)	(65)	(630)	(787)	(1,122)	(959)	(964)
Distributed income of earnings of nonconsolidated affiliates	292	561	690	836	774	616	495
Capitalized interest	(17)	(25)	(61)	(97)	(85)	(73)	(56)
Amortization of capitalized interest	24	23	91	84	79	70	70
Preferred security dividends	-	(10)	(20)	(63)	(81)	(77)	(65)
Adjusted earnings	$650	$483	$539	$1,250	$3,757	$4,515	$5,843
Fixed charges:
Interest expense and amortization of debt discount	376	154	1,571	648	584	616	702
Capitalized interest	17	25	61	97	85	73	56
Preferred security dividends	-	10	20	63	81	77	65
Rental expense – interest component	25	26	107	120	124	131	133
Total fixed charges	$418	$215	$1,759	$928	$874	$897	$956
Earnings available for the payment of fixed charges	$1,068	$698	$2,298	$2,178	$4,631	$5,412	$6,799
Ratio of earnings to fixed charges	2.6	3.2	1.3	2.3	5.3	6.0	7.1

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	$85	-	312	-	-	-	-
Adjustment to pretax basis (at 35 percent)	46	-	168	-	-	-	-
	$131	$-	$480	$-	$-	$-	$-
Combined fixed charges and preferred stock dividend requirements	$549	$215	$2,239	$928	$874	$897	$956
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.9	3.2	1.0	2.3	5.3	6.0	7.1

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